MEMORANDUM

To: From: Date: RE:	Securities and Exchange Commission (the “Commission”)
American Railcar Industries, Inc. (“ARI,” “we,” “us,” “our” or the “Company”)
March 11, 2010
Responses to the comment letter of the Commission staff dated February 17, 2010, with respect to the Form 10-K for the year ended December 31, 2008 regarding American Railcar Industries, Inc. filed on March 6, 2009, File No. 0-51728 (the “Annual Report”) and the Preliminary Proxy on Schedule 14A regarding American Railcar Industries, Inc. filed on April 17, 2009, File No. 0-51728 (the “Proxy Statement” and, collectively with the Annual Report, the “Subject Filings”)

The Company is writing in response to the February 17, 2010 letter of the Commission’s staff (the “February 17th Comment Letter”). For convenience, these responses are immediately preceded by the comments included in the February 17th Comment Letter. Reference is made to the Company’s response letter dated February 1, 2010 (the “February 1st Response”) to the comment letter of the Commission’s staff, dated December 31, 2009 (the “December 31st Comment Letter”) regarding the Subject Filings. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the February 1st Response.

Schedule 14A

Compensation Discussion and Analysis
Bonus Compensation, page 15

1. SEC COMMENT:

We note your response to our prior comment 1; however, the causal connection between disclosure of your targets and any competitive harm is not clear. Please provide us with a detailed analysis of why quantified disclosure of your performance targets is excludable under Instruction 4 to Item 402(b). Additionally, please tell us why the targets are not material to your compensation policies and decisions.

COMPANY RESPONSE:

As acknowledged in the Company’s February 1st Response, in future filings to which the disclosure requirement applies, the Company will disclose the applicable historical Financial Targets.

2. SEC COMMENT:

We note your disclosure that “the compensation committee believed these targets were challenging, but achievable based upon our plant expansion and continuing investments in efficiency improvements.” Please provide us with support for the level of difficulty you assert and confirm that in future filings you will disclose with meaningful specificity how difficult or likely it would be for you or your executive officers to achieve the undisclosed targets.

COMPANY RESPONSE:

As noted in the Company’s Proxy Statement, “The 2008 percentage return on net assets and EBITDA based targets under the bonus plan were based upon our internal budgets, which reflect the projected business environment for the year and were approved by our board of directors.” Management and the compensation committee believed the Financial Targets were challenging because the Company’s internal budgets for the fiscal year ended December 31, 2008 were premised in part on the implementation of plant expansions and cost savings, including vertical integration efforts, which needed to materialize in a timely, efficient manner by year end. In addition, these budgets included revenues and profits generated by expansion efforts and for business that was not identified at the time the budget targets were set. Achievement of the targets was dependent upon securing new sales orders and timely completion of expansion efforts. These goals required a high degree of leadership and coordination in product design, sales effort and expansion plans. Based on past successful product sales and expansion efforts, management and the compensation committee believed that such results would be challenging but were achievable.

It is the Company’s understanding, based on Instruction 4 to Item 402(b) of Regulation S-K, that the Company must discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target levels or other factors only if the Company does not disclose a target level after determining that such disclosure would cause competitive harm in reliance on such instruction. As described in and subject to the Company’s February 1st Response, in future filings to which the disclosure requirement applies, the Company will disclose the applicable historical target levels.

We hope that this letter is fully responsive to your comments. If you have any questions, please call myself or Dale C. Davies at (636) 940-6000.

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Very truly yours,

American Railcar Industries, Inc.

/s/ James Cowan
James Cowan
President and Chief Executive Officer